08027190

CHANGE COMMISSION
TON, D.C. 20549

| | | |
|---|---|---|
| ANNUAL AUDITED REPORT<br>FORM X-17A-5<br>PART III | **FACING PAGE**<br>Information Required of Brokers and Dealers<br>Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE NUMBER<br>8- 51868 |

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY INVESTMENT CENTER INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1633 Broadway

(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Lupo — (Area Code – Telephone No.) 212-237-0715

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name – if individual, state last, first, middle name)*

KPMG LLP

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

| 345 Park Avenue | New York, New York | | 10154 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a state circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/24

# OATH OR AFFIRMATION

I, Otto Arias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Investment Center Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this
26th Day of February, 2008

Signature

PRESIDENT
Title

Notary Public
RUTH MARCANO
Notary Public, State of New York
No. 31-5009998
Qualified in New York County
Commission Expires Mar. ... 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a Statement concerning exemption.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none Is required.
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

KPMG

# BNY INVESTMENT CENTER INC.

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Financial Statements and Supplemental Information

December 31, 2007

(With Independent Auditors' Report Thereon)

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Financial Statements and Supplemental Information

**Table of Contents**


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Stockholder's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 |
| **Supplemental Information** | |
| Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1of the Securities and Exchange Commission | 11 |
| Schedule 2 - Statement Regarding SEC Rule 15c3-3 of the Securities and Exchange Commission | 12 |
| **Supplementary Report** | |
| Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 | 13 |

KPMG LLP
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

The Stockholder of
BNY Investment Center Inc.

We have audited the accompanying statement of financial condition of BNY Investment Center, Inc., (the "Company") an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation, as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BNY Investment Center, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in footnote twelve (12), the Company is winding down its business and expected to file Broker Dealer Withdrawal (BDW) with the Financial Industry Regulatory Authority (FINRA) on February 29, 2008.

KPMG LLP

February 29, 2008

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of
New York Mellon Corporation)

Statement of Financial Condition

December 31, 2007

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 5,485,223 |
| Securities owned, at market value | | 12,287,706 |
| Commissions receivable | | 268,755 |
| Other assets | | 404,934 |
| Total assets | $ | 18,446,618 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accrued compensation and benefits | $ | 1,122,302 |
| Taxes payable | | 927,758 |
| Other liabilities and accrued expenses | | 586,814 |
| Total liabilities | | 2,636,874 |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized, issued and outstanding 1,000 shares | | 1,000 |
| Additional paid-in capital | | 124,000 |
| Retained earnings | | 15,684,744 |
| Total stockholder's equity | | 15,809,744 |
| Total liabilities and stockholder's equity | $ | 18,446,618 |

See accompanying notes to financial statements.

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of
New York Mellon Corporation)

Statement of Income

Year ended December 31, 2007

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | S | 4,199,613 |
| Dividends | | 967,679 |
| Interest | | 99,983 |
| Income from transfer of brokerage accounts to affiliate MBSC Securities Corporation | | 1,177,496 |
| Other | | 153,006 |
| Total revenues | | 6,597,777 |
| Expenses: | | |
| Compensation and benefits | | 2,435,583 |
| Service fees | | 1,154,010 |
| Occupancy and equipment rental | | 588,889 |
| Professional services | | 194,882 |
| Other | | 558,408 |
| Total expenses | | 4,931,772 |
| Income from continuing operations before income taxes | | 1,666,005 |
| Provision for income taxes | | 687,227 |
| Income from continuing operations | | 978,778 |
| Discontinued operations: | | |
| Loss from discontinued operations | | (1,362,899) |
| Income tax benefit | | 562,195 |
| Loss from discontinued operations, net | | (800,704) |
| Net income | $ | 178,074 |

See accompanying notes to financial statements.

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of
New York Mellon Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

| | | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance at January 1, 2007 | $ | 1,000 | 124,000 | 47,506,670 | 47,631,670 |
| Net income | | - | - | 178,074 | 178,074 |
| Dividend paid | | - | - | (32,000,000) | (32,000,000) |
| Balance at December 31, 2007 | $ | 1,000 | 124,000 | 15,684,744 | 15,809,744 |

See accompanying notes to financial statements.

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Cash Flows

Year ended December 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 178,074 |
| Loss from discontinued operations | | (800,704) |
| Income from continuing operations | | 978,778 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization of intangible assets | | 1,435,779 |
| Deferred income taxes | | 95,595 |
| (Increase) decrease in operating assets: | | |
| Due from Parent, net | | 30,899,926 |
| Securities owned, at market value | | (3,150,980) |
| Commissions receivable | | 43,143 |
| Other assets | | 42,051 |
| Increase (decrease) in operating liabilities: | | |
| Accrued compensation and benefits | | (281,976) |
| Taxes payable | | 1,394,358 |
| Other liabilities and accrued expenses | | (60,199) |
| Net effect of discontinued operations | | (1,362,899) |
| Net cash provided by operating activities | | 30,033,576 |
| Cash flows from financing activities: | | |
| Dividends paid | | (32,000,000) |
| Cash flows used in financing activities | | (32,000,000) |
| Net decrease in cash | | (1,966,424) |
| Cash at beginning of year | | 7,451,647 |
| Cash at end of year | $ | 5,485,223 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for interest | $ | — |
| Cash paid to The Bank of New York Mellon during the year for income taxes | $ | 21,793,638 |

See accompanying notes to financial statements.

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of
New York Mellon Corporation)

Notes to Financial Statements

December 31, 2007

## (1) Organization and Description of Business

BNY Investment Center, Inc. (the Company), a New York corporation, is a wholly owned subsidiary of The Bank of New York (the Bank), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNYM), a financial holding company. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers full brokerage services to customers of BNYM's private bank and provides discount brokerage services to its clients. The clearing and depository operations for the Company's clients are provided by Pershing LLC (Pershing) on a fully-disclosed basis. Pershing is an affiliate of the Company and a wholly owned subsidiary of the BNYM.

On December 4, 2006, The Bank of New York Company, Inc., the Parent of the Company announced an agreement to merge with Mellon Financial Corporation. Regulatory and shareholder approvals were received during the second quarter of 2007, and the transaction closed on July 1, 2007. The name of the merged entity is BNYM.

On November 1, 2007, the Company transferred its Full Service Brokerage and Advisory Business to Stanford Group Company (external third party). The Company adopted discontinued operations accounting for its Full Service Brokerage and Advisory Business. The results from continuing operations exclude the results of the Company's Full Service Brokerage and Advisory Business. At December 31, 2007, there were no significant assets or liabilities from discontinued operations. On December 3, 2007, the Company transferred its High Net Worth Self Directed Brokerage and Self Directed Retail Accounts to MBSC Securities Corporation, a New York Corporation, which is a wholly owned subsidiary of The Dreyfus Corporation, which is a wholly owned subsidiary of BNYM. The Company will continue to wind down and transfer its remaining businesses through February 2008.

## (2) Significant Accounting Policies

### *(a) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Management believes that estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

### *(b) Securities Transactions*

Commission revenues derived from security transactions with clients are reflected in the statement of income on a trade date basis.

Securities owned are recorded on a trade date basis and are valued at market with the resulting realized gains and unrealized gains and losses included in net income. At December 31, 2007,

securities owned consisted primarily of an investment in a money market mutual fund managed by BNY Hamilton Funds, Inc. (BNY Hamilton), an affiliate of BNYM.

*(c) Financial Instruments*

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition.

Management estimates that the fair value of financial instruments recognized in the statement of financial condition including cash, receivables, securities owned, certain other assets and certain other liabilities approximate their carrying value.

## (3) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNYM. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNYM. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNYM in its consolidated returns.

The provision for income taxes consists of the following for the year ended December 31, 2007:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 5,167 |
| State and local | | 24,270 |
| | | 29,437 |
| Deferred: | | |
| Federal | | 87,691 |
| State and local | | 7,904 |
| | | 95,595 |
| Total provision for income taxes | $ | 125,032 |

The deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a net deferred tax liability of $12,842, which relates principally to intangibles. The Company's provision for income taxes varies from the tax computed at the federal statutory rate of 35% primarily because of state and local taxes.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in

an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not have an impact on the Company's financial condition, results of operations or cash flows. There were no unrecognized tax benefits recorded by the Company at December 31, 2007. The Company remains subject to examination for the tax years 1994 and forward.

## (4) Transactions with Customers

For transactions in which the Company, through Pershing, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company and Pershing monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company (see note 7).

## (5) Related Party Transactions

The Company has entered into a fully-disclosed clearing agreement with Pershing for the carrying of retail customer accounts and clearance of brokerage transactions. Included in commissions receivable on the statement of financial condition is $265,854 of commissions receivable from Pershing under this agreement. For the year ended December 31, 2007, the Company paid $714,626 to Pershing for clearing and administrative services provided to the Company, which are included in discontinued operations and service fees in the statement of income.

The Company utilizes the offices and facilities of the Bank and is allocated a charge for their usage, which amounted to $545,904 for the year ended December 31, 2007 and is included in occupancy and equipment rental in the statement of income. In addition, the Bank allocated other administrative expenses of $215,004 to the Company for the year ended December 31, 2007.

At December 31, 2007, the Company had $12,000,000 in securities owned which are invested in a money market mutual fund managed by BNY Hamilton. For the year ended December 31, 2007, the Company earned $967,679 in dividend income from its investment in the BNY Hamilton mutual fund. As of

December 31, 2007, the Company has $34,120 of dividend receivable from BNY Hamilton mutual fund, which is included in other assets on the statement of financial condition.

On December 3, 2007, the Company transferred its High Net Worth Self Directed Brokerage and Self Directed Retail Accounts to MBSC Securities Corporation, a New York Corporation, which is a wholly owned subsidiary of The Dreyfus Corporation, which is a wholly owned subsidiary of BNYM. The Company recorded $1,177,496 in income related to the transfer of these brokerage accounts to MBSC Securities Corporation, an affiliate.

## (6) Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange (the Exchange), Inc. and the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital in accordance with the aggregate indebtedness method of Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $14,253,515, which was $14,077,724 in excess of the required net capital of $175,791.

## (7) Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45) which provides accounting and disclosure requirements for certain guarantees.

As described in note 4, the Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the total amount of customer balances maintained by the clearing broker and subject to such indemnification was zero. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

## (8) Employee Benefit Plans

Substantially all employees of the Company are eligible to participate in a retirement savings plan (the Plan) sponsored by the Bank, which is composed of a 401(k) match program subject to certain limitations. A percentage of the employee contribution is matched by the Company. The aggregate expense for the year ended December 31, 2007 was approximately $88,574 and is included in discontinued operations and compensation and benefits in the statement of income.

Employees are also eligible to participate in a deferred cash bonus compensation plan, subject to certain vesting rights.

**(9) Concentration of Credit Risk**

At December 31, 2007, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and a money market mutual fund which are on deposit with major financial institutions, which are also related parties.

**(10) Litigation**

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the financial position and results of operations of the Company.

**(11) New Accounting Pronouncements**

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157'), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires additional disclosures about fair value measurements. Under this framework, a three-level hierarchy has been established based on the transparency of the inputs to the valuation of an asset or liability. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. The adoption of SFAS 157 will not have a material impact on the financial condition or results of operations of the Company.

**(12) Subsequent Events**

The Company will continue to wind down and transfer its remaining businesses in early 2008. On January 2, 2008, the Company transferred its Full Service Brokerage Business to BNY Capital Markets Incorporated, which is a subsidiary of BNYM. On February 1, 2008, the Company transferred its remaining accounts associated with Incentive Stock Option Execution Business to MBSC Securities Corporation. The Company plans to file a Broker Dealer Withdrawal (BDW) with FINRA, on February 29, 2008. Over the subsequent months, the Board of Directors of the Company will address the issue of total dissolution. Upon Board approval, the actions necessary for total dissolution of the Company will commence.

**Schedule 1**

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of
New York Mellon Corporation)

Computation of Net Capital Pursuant to 15c3-1

December 31, 2007

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | | $ 15,809,744 |
| Nonallowable assets: | | |
| Commissions receivable | $ (268,138) | |
| Other assets | (404,935) | |
| Total nonallowable assets | | (673,073) |
| Net capital before haircuts on security positions | | 15,136,671 |
| Haircuts on securities | | (883,156) |
| Net capital | | $ 14,253,515 |
| Computation of aggregate indebtedness: | | |
| Total aggregate indebtedness on the statement of financial condition | | $ 2,636,874 |
| Computation of basic net capital requirements: | | |
| Minimum net capital requirement (the greater of $50,000 or 6.67% of aggregate indebtedness) | | $ 175,791 |
| Excess net capital | | $ 14,077,724 |
| Percentage of aggregate indebtedness to net capital | | .18 to 1 |

There are no material differences between the above computation and the computation included in the Company's unaudited Form X-17A-5, Part IIA, filed on January 24,2008.

See accompanying independent auditors' report.

**BNY INVESTMENT CENTER INC.**
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement Regarding SEC Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) and (k)(2)(i) of the Rule. The Company's securities transactions and transactions with and for customers are executed and cleared by an affiliated broker-dealer, Pershing LLC, member NYSE/SIPC, on a fully-disclosed basis.

See accompanying independent auditors' report.

KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on**
**Internal Control Required by SEC Rule 17a-5**

The Board of Directors
BNY Investment Center Inc:

In planning and performing our audit of the financial statements of BNY Investment Center, Inc., (the "Company") an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation, as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the operating effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 k(2)(i) and k(2)(ii). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 29, 2008

END